Exhibit 3.1(b)
ARTICLES OF AMENDMENT
OF
RESTATED ARTICLES OF INCORPORATION
OF
 FLOW INTERNATIONAL CORPORATION
     Pursuant to the provisions of RCW 23B.10.060, the undersigned corporation adopts the following Articles of Amendment to its Articles of Incorporation:
     FIRST: The name of the Corporation is Flow International Corporation (the “Corporation”).
     SECOND: The following amendments were adopted by the Board of Directors of the Corporation and shareholders in accordance with the provisions of RCW 23B.10.30. The date of the shareholder approval was September 10, 2009.
Article 4.1 is amended in its entirety to read as follows:
     4.1 Authorized Shares. The total number of shares of stock which the Corporation shall have authority to issue is 85,000,000 shares, which shall consist of 84,000,000 shares of common stock, $.01 par value per share (“Common Shares”) and 1,000,000 shares of preferred stock, $.01 par value per share (“Preferred Shares”).
Article 4.2.1 is amended in its entirety to read as follows:
     4.2.1 Common Stock. The Common Stock shall consist of 84,000,000 shares. Except as otherwise provided in accordance with these Articles of Incorporation, the Common Shares shall have the unlimited voting rights, with each share being entitled to one vote, and the rights to receive the net assets of the Corporation upon dissolution, with each share participating on a pro rata basis.
     The foregoing is executed under penalty of perjury by the undersigned, who is authorized to do so on behalf of the Corporation.
     DATED this 10th day of September, 2009.

FLOW INTERNATIONAL CORPORATION
By:	/s/ John S. Leness
John S. Leness, Secretary